Return Notes with Variable Coupons Linked to a Basket of Raymond James Analysts’ Best Picks® for 2025 Due February 11, 2026

PRODUCT CHARACTERISTICS
•	Return Potential with Principal at Risk — At maturity, investors will receive a return based on the Basket Return, subject to the impact of the Note Adjustment Factor of 99.05% as described below. If the Final Basket Value is less than approximately 100.96% of the Initial Basket Value, at maturity, investors will lose some or all of the principal amount of their Notes.
•	Variable Coupons — Investors will receive a Contingent Coupon on each quarterly Coupon Payment Date at a rate that reflects the weighted cash and non-cash distributions of the Basket Underliers, if any, over the relevant quarterly period, subject to the impact of the Note Adjustment Factor and the other provisions described below and in the accompanying preliminary pricing supplement.
KEY TERMS
Issuer:	Royal Bank of Canada (“RBC”)
CUSIP:	78015QPZ8
Basket Underliers:	The common stock of Antero Resources Corporation (Bloomberg Symbol “AR UN”), the ordinary shares of ASML Holding NV (Bloomberg Symbol “ASML UW”), the common stock of Cognex Corporation (Bloomberg Symbol “CGNX UW”), the common stock of The Cigna Group (Bloomberg Symbol “CI UN”), the common stock of Clean Harbors, Inc. (Bloomberg Symbol “CLH UN”), the common stock of CareTrust REIT, Inc. (Bloomberg Symbol “CTRE UN”), the common stock of Caesars Entertainment, Inc. (Bloomberg Symbol “CZR UW”), the common stock of Delta Air Lines, Inc. (Bloomberg Symbol “DAL UN”), the common stock of Dun & Bradstreet Holdings, Inc. (Bloomberg Symbol “DNB UN”), the common stock of e.l.f. Beauty, Inc. (Bloomberg Symbol “ELF UN”), the common stock of Equinix, Inc. (Bloomberg Symbol “EQIX UW”), the common stock of Globe Life Inc. (Bloomberg Symbol “GL UN”), the common stock of Haemonetics Corporation (Bloomberg Symbol “HAE UN”), the common stock of Hewlett Packard Enterprise Company (Bloomberg Symbol “HPE UN”), the common stock of Mohawk Industries, Inc. (Bloomberg Symbol MHK UN”), the common shares of M/I Homes, Inc. (Bloomberg Symbol “MHO UN”), the Class A common stock of SentinelOne, Inc. (Bloomberg Symbol “S UN”), the common stock of Uber Technologies, Inc (Bloomberg Symbol “UBER UN”), the common stock of UMB Financial Corporation (Bloomberg Symbol “UMBF UW”) and the ordinary shares of Willis Towers Watson Public Limited Company (Bloomberg Symbol “WTW UW”)
Basket Weightings	With respect to each Basket Underlier: 1/20
Trade Date:	February 5, 2025
Initial Averaging Dates:	February 5, 2025, February 6, 2025 and February 7, 2025
Issue Date:	February 10, 2025
Final Averaging Dates:	February 4, 2026, February 5, 2026 and February 6, 2026
Maturity Date:	February 11, 2026
Payment at Maturity:

Investors will receive on the Maturity Date per $1,000 principal amount of Notes:

$1,000 × (1 + Basket Return) × Note Adjustment Factor

If the Final Basket Value is less than approximately 100.96% of the Initial Basket Value, you will lose some or all of your principal amount at maturity.

Payment of Variable Coupons:

Investors will receive on each Coupon Payment Date per $1,000 principal amount of Notes a Variable Coupon calculated as follows:

$1,000 × Basket Distribution Return × Note Adjustment Factor

No Variable Coupon will be payable on a Coupon Payment Date if the amount calculated above is $0.

Note Adjustment Factor:	99.05%. The Note Adjustment Factor effectively reduces your exposure to the Basket to $990.50 per $1,000 principal amount of Notes.
Basket Return:	Final Basket Value – Initial Basket Value Initial Basket Value
Initial Basket Value:	Set equal to 100 on the Trade Date
Final Basket Value:	100 × [1 + (the sum of, for each Basket Underlier, its Basket Underlier Return times its Basket Weighting)]

KEY TERMS (continued)
Basket Underlier Return:	With respect to each Basket Underlier: Final Basket Underlier Value – Initial Basket Underlier Value Initial Basket Underlier Value
Initial Basket Underlier Value:	With respect to each Basket Underlier, the arithmetic average of the closing values of that Basket Underlier on the Initial Averaging Dates (rounded to two decimal places)
Final Basket Underlier Value:	With respect to each Basket Underlier, the arithmetic average of the closing values of that Basket Underlier on the Final Averaging Dates
Basket Distribution Return:	With respect to each Coupon Payment Date, an amount that reflects the weighted average return represented by the net cash and non-cash distributions on the Basket Underliers over the relevant quarterly period

SELECTION OF THE BASKET UNDERLIERS

According to Raymond James & Associates, Inc. (“Raymond James”), in order to be included in the Raymond James Analysts’ Best Picks® for 2025, an equity security must meet certain criteria, including without limitation, the following:

•	that equity security must be rated a “strong buy” at the time of selection;
•	that equity security must have an average daily trading value of at least $10 million (or, if the price of that equity security is less than $10.00 per share, at least $20 million) over the last 100 trading days (or, if listed for public trading during the last 100 trading days, since the commencement of public trading); and
•	the price of that equity security must be greater than $5.00 per share

Only certain analysts (who must satisfy specified Raymond James criteria for their prior research-related experience and success) in the Equity Research Department at Raymond James can submit an equity security for consideration as a best pick. Each approved analysist can submit only one equity security. The final selection of the best picks is made by a committee of three members from the Equity Research Department at Raymond James.

Although Raymond James has expressed a positive view as to the Basket Underliers prior to the Trade Date, its views may change significantly during the term of the Notes but no change will be made to the Basket Underliers. Our offering of the Notes does not constitute a recommendation by us, Raymond James or our respective affiliates to invest in the Notes or in the Basket Underliers. You are encouraged to derive information concerning the Basket Underliers from multiple sources, and you should not rely on views expressed by us, Raymond James or our respective affiliates.

This document provides a summary of the terms of the Notes. Investors should carefully review the accompanying preliminary pricing supplement, product supplement, prospectus supplement and prospectus, as well as “Selected Risk Considerations” below, before making a decision to invest in the Notes: https://www.sec.gov/Archives/edgar/data/1000275/000095010325000178/dp223110_424b2-rjeln162dlo.htm

The initial estimated value of the Notes determined by us as of the Trade Date, which we refer to as the initial estimated value, is expected to be between $956.50 and $986.50 per $1,000 principal amount of Notes and will be less than the public offering price of the Notes. We describe the determination of the initial estimated value in more detail in the accompanying preliminary pricing supplement.

Selected Risk Considerations

An investment in the Notes involves significant risks. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes. Some of the risks that apply to an investment in the Notes are summarized below, but we urge you to read also the “Selected Risk Considerations” section of the accompanying preliminary pricing supplement and the “Risk Factors” sections of the accompanying prospectus, prospectus supplement and product supplement. You should not purchase the Notes unless you understand and can bear the risks of investing in the Notes.

•	You May Lose a Portion or All of the Principal Amount at Maturity.
•	The Note Adjustment Factor Will Negatively Affect Your Return on the Notes.
•	Your Return on the Notes May Be Lower Than the Return on a Conventional Debt Security of Comparable Maturity.
•	Payments on the Notes Are Subject to Our Credit Risk, and Market Perceptions about Our Creditworthiness May Adversely Affect the Market Value of the Notes.
•	Changes in the Value of One Basket Underlier May Be Offset by Changes in the Values of the Other Basket Underliers.
•	The Initial Basket Underlier Values of the Basket Underliers Will Not Be Known Until After the Trade Date.
•	Any Payment on the Notes Will Be Determined Based on the Closing Values of the Basket Underliers on the Dates Specified.
•	The U.S. Federal Income Tax Consequences of an Investment in the Notes Are Uncertain.
•	There May Not Be an Active Trading Market for the Notes; Sales in the Secondary Market May Result in Significant Losses.
•	The Initial Estimated Value of the Notes Will Be Less Than the Public Offering Price.
•	The Initial Estimated Value of the Notes Is Only an Estimate, Calculated as of the Trade Date.
•	Our and Our Affiliates’ Business and Trading Activities May Create Conflicts of Interest.
•	RBCCM’s Role as Calculation Agent May Create Conflicts of Interest.
•	The Inclusion of the Basket Underliers in the Basket Does Not Guarantee a Positive Return on the Notes.
•	You Will Not Have Any Rights to Any Basket Underlier.
•	The Notes Are Subject to Risks Relating to Non-U.S. Securities with Respect to the ASML Underlier and the WTW Underlier.
•	We May Accelerate the Notes If a Change-in-Law Event Occurs.
•	Any Payment on the Notes May Be Postponed and Adversely Affected by the Occurrence of a Market Disruption Event.
•	Anti-dilution Protection Is Limited, and the Calculation Agent Has Discretion to Make Anti-dilution Adjustments.
•	Reorganization or Other Events Could Adversely Affect the Value of the Notes or Result in the Notes Being Accelerated.

Royal Bank of Canada has filed a registration statement (including a product supplement, underlying supplement, prospectus supplement and prospectus) with the SEC for the offering to which this document relates. Before you invest, you should read those documents and the other documents that we have filed with the SEC for more complete information about us and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we, any agent or any dealer participating in this offering will arrange to send you those documents if you so request by calling toll-free at 1-877-688-2301.

As used in this document, “Royal Bank of Canada,” “we,” “our” and “us” mean only Royal Bank of Canada. Capitalized terms used in this document without definition are as defined in the accompanying preliminary pricing supplement.

Registration Statement No. 333-275898; filed pursuant to Rule 433